Exhibit 2



                               E-CRUITER.COM INC.

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS


           NOTICE IS HEREBY GIVEN THAT the special meeting of the shareholders of E-CRUITER.COM INC. (the "Corporation") will be held on November 6, 2001 in the main boardroom at the offices of the Corporation located at 495 March Road, Suite 300, Kanata, Ontario commencing at 10:00 a.m. (Ottawa time) for the following purposes:

           1. to consider and, if thought advisable, pass a resolution, in the form annexed to the enclosed Management Proxy Circular as Exhibit "A", to approve an amendment of the articles of the Corporation;

           2. to transact such further and other business as may properly be brought before the meeting or any adjournment or any adjournments thereof.


           DATED this 28th day of September, 2001.




                                              BY ORDER OF THE BOARD OF DIRECTORS

                                              /s/ J. Gerard Stanton

                                              J. Gerard Stanton, Chairman

NOTE:

IF YOU ARE UNABLE TO ATTEND THE MEETING IN PERSON, PLEASE COMPLETE AND RETURN THE ENCLOSED FORM OF PROXY. A POSTAGE PAID ADDRESSED ENVELOPE HAS BEEN ENCLOSED.

                               E-CRUITER.COM INC.

                            MANAGEMENT PROXY CIRCULAR

                             MANAGEMENT SOLICITATION

           THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY, OR ON BEHALF OF, THE MANAGEMENT OF E-CRUITER.COM INC. ("E-CRUITER"), INCORPORATED UNDER THE LAWS OF CANADA, FOR USE AT THE SPECIAL MEETING OF THE SHAREHOLDERS OF E-CRUITER (THE "MEETING") TO BE HELD ON THE 6TH DAY OF NOVEMBER, 2001 AT THE HOUR OF 10:00 A.M. (OTTAWA TIME) AT THE OFFICES OF E-CRUITER, 495 MARCH ROAD, SUITE 300, OTTAWA (FORMERLY KANATA), ONTARIO AND AT ANY ADJOURNMENT OR ADJOURNMENTS THEREOF FOR THE PURPOSES SET FORTH IN THE NOTICE OF MEETING. EXCEPT AS OTHERWISE STATED, THE INFORMATION CONTAINED HEREIN IS GIVEN AS OF SEPTEMBER 28, 2001.


                                     PROXIES
                                     -------

           THE ENCLOSED PROXY IS BEING SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF E-CRUITER and the cost of such solicitation will be borne by E-Cruiter. The solicitation of proxies will be primarily by mail, but proxies may also be solicited by officers and employees of E-Cruiter or by E-Cruiter's transfer agent and registrar.

           The persons named in the enclosed form of proxy are directors and officers of E-Cruiter. A shareholder desiring to appoint some other person to represent him at the Meeting may do so by inserting such person's name in the blank space provided in the form of the proxy or by completing another form of proxy and in either case delivering the completed proxy to American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038. Attention:
Proxy Department, not later than the day preceding the Meeting or by depositing it with the Chairman of the Meeting prior to the commencement of the Meeting. It is the responsibility of the shareholder appointing some other person to represent him to inform such person that he has been so appointed. The proxy must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof, duly authorized. The execution or exercise of a proxy does not constitute a written objection for the purposes of section 190(5) of the Canada Business Corporations Act (the "Act"). See "Shareholders' Right to Dissent" below.

           A shareholder executing the enclosed form of proxy has the right to revoke it under subsection 148(4) of the Act. A shareholder may revoke a proxy by depositing an instrument in writing executed by him/her or by his/her attorney authorized in writing at the head office of E-Cruiter at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or adjournments thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting or any adjournment or adjournments thereof or in any other manner permitted by law.



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

           The Common Shares of E-Cruiter (hereinafter called the "Shares") represented by the proxy will be voted, for or against, or withheld from voting, in accordance with the instructions of the shareholder on any ballot that may be called for. IF CHOICES ARE NOT SPECIFIED BY A SHAREHOLDER WITH RESPECT TO THE SPECIAL RESOLUTION APPROVING THE ARTICLES OF AMENDMENT OF E-CRUITER TO CHANGE THE CORPORATE NAME TO WORKSTREAM INC., SUCH SHARES WILL BE VOTED IN FAVOUR OF SUCH SPECIAL RESOLUTION ON ANY BALLOT THAT MAY BE CALLED FOR.

           IF ANY AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPOSED AT THE MEETING OR IF ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH AMENDMENTS OR VARIATIONS OR SUCH OTHER MATTERS ACCORDING TO THE BEST JUDGMENT OF THE PERSON VOTING THE PROXY AT THE MEETING. MANAGEMENT KNOWS OF NO MATTERS TO COME BEFORE THE MEETING OTHER THAN THE MATTERS REFERRED TO IN THE NOTICE OF MEETING.


                      AUTHORIZED CAPITAL, VOTING SHARES AND
                      -------------------------------------
                            PRINCIPAL HOLDERS THEREOF
                            -------------------------

           The authorized capital of E-Cruiter consists of an unlimited number of Common Shares.

           The holders of the Common Shares are entitled to one (1) vote at any meeting of the shareholders of E-Cruiter for each Common Share held.

           Shareholders of record as at the close of business on the day immediately preceding the day the Notice of Meeting is given are entitled to receive notice of, and vote at, the Meeting. 14,961,793 Common Shares were issued and outstanding as of the date hereof.

           The following table sets forth the only persons who, to the knowledge of the directors and officers of E-Cruiter, beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the Common Shares, the approximate number of Common Shares owned, controlled or directed by each such person and the percentage of the Common Shares of E-Cruiter represented by the number of Common Shares so owned, controlled or directed.

----------------------------------------------- --------------------------------------------- -------------------------------------
NAME OF SHAREHOLDER                             NUMBER OF COMMON SHARES BENEFICIALLY OWNED    PERCENTAGE OF COMMON SHARES
----------------------------------------------- --------------------------------------------- -------------------------------------
Michael Mullarkey                                                3,500,000                                       23.4%
----------------------------------------------- --------------------------------------------- -------------------------------------
Paul Champagne                                                   2,392,921                                       16.0%
----------------------------------------------- --------------------------------------------- -------------------------------------


                     INDEBTEDNESS OF DIRECTORS AND OFFICERS
                     --------------------------------------

           No present or proposed director or officer and none of their respective associates or affiliates are indebted to E-Cruiter.




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

                              MATERIAL TRANSACTIONS
                              ---------------------

           Pursuant to an asset purchase agreement (the "Purchase Agreement") dated as of September 24, 2001 between Paula Allen Holdings, Inc. ("PAH"), a wholly-owned subsidiary of E-Cruiter, and Tech-Engine, Inc. ("Tech-Engine"), PAH acquired substantially all of the assets of Tech-Engine by way of payment of US$31,923.00 and by assumption of certain of Tech-Engine's liabilities. Pursuant to a guaranty dated as of September 24, 2001 executed by E-Cruiter in favour of Tech-Engine, E-Cruiter guaranteed the payment and performance of PAH's obligations to Tech-Engine pursuant to the Purchase Agreement.

           Tech-Engine helps high profile corporations connect with qualified information technology ("IT") professionals. Tech-Engine's service was conceived and developed by a team of recruiters and systems professionals with over 75 years of combined experience supporting the financial industry. Tech-Engine is a free, discreet service dedicated to helping technology professionals learn about career opportunities.

                                 AUDIT COMMITTEE
                                 ---------------

           E-Cruiter's Board of Directors has an Audit Committee comprised of Matthew Ebbs, Arthur Halloran, Thomas Danis and Cholo Manso. The Audit Committee recommends to the Board the annual engagement of a firm of independent accountants and reviews with the independent accountants the scope and results of audits, internal accounting controls and audit practices and professional services rendered to E-Cruiter by such independent accountants. The Audit Committee also makes recommendations to the Board on the compensation of the President and Chief Executive Officer and Chief Financial Officer and administers E-Cruiter's stock option plans. E-Cruiter does not have an Executive Committee.


                 INTEREST OF INSIDERS AND MATERIAL TRANSACTIONS
                 ----------------------------------------------

           There are no material interests of any insiders in any transaction since the beginning of E-Cruiter's last completed fiscal year or in any proposed transaction that is materially affected or could affect E-Cruiter.


                     PARTICULARS OF MATTERS TO BE ACTED UPON
                     ---------------------------------------

AMENDMENT TO ARTICLES

           Shareholders are being asked to approve a special resolution amending E-Cruiter's articles to change its name from E-Cruiter.com Inc. to Workstream Inc., or if such name is not acceptable to the Director under the Act, such other similar name to be chosen by E-Cruiter's directors, which accurately reflects E-Cruiter's business and is acceptable to the Director under the Act.

           The purpose of the proposed name change is to reflect E-Cruiter's evolution as a company and its expanded position in the market. E-Cruiter is no longer a point solution provider for applicant tracking systems, as the name


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

"E-Cruiter.com Inc." reflects; rather, it is a provider of diversified services across the employment spectrum including sourcing, recruitment research, applicant tracking, employee integration, employee separation and individual career transition management. E-Cruiter's management believes that it needs a name to reflect this diversified positioning, echoing its strength in any economic conditions, signalling E-Cruiter's unique combination of personal services with technology, and appealing to its expanded customer set from individuals to recruiters to corporations. Management of E-Cruiter believes that a new name that reflects this strong position will create a brand with new vibrancy, longevity, appeal to analysts and investors, and ultimately shareholder value.

           A copy of the form of special resolution to amend E-Cruiter's articles with respect to this matter is attached as Exhibit "A" to this Management Proxy Circular.

REQUIRED SHAREHOLDER APPROVAL

           In order to be effective, the proposed special resolution approving the amendment to the E-Cruiter's articles to change the corporate name must be passed by a majority of not less than two-thirds (2/3rds) of the votes cast by the shareholders of E-Cruiter who vote in respect of such resolution.


                         SHAREHOLDERS' RIGHT TO DISSENT
                         ------------------------------

           Section 190 of the Act permits a shareholder who dissents, in connection with the special resolution to approve the increase in the minimum number of directors of E-Cruiter to three, described above, to require E-Cruiter to purchase his or her shares at their fair value. A shareholder who dissents must offer to sell all the shares held by him or her to E-Cruiter. In order to dissent, the dissenting shareholder must send to E-Cruiter a written objection to the special resolution at or before the Meeting. If the shareholders adopt the resolution at the Meeting, then E-Cruiter must within 10 days, send to each shareholder, who objected, a notice that the special resolution was adopted, unless the shareholder voted for the special resolution or has withdrawn his or her objection. Within 20 days of receiving notice that the special resolution was adopted, the dissenting shareholder must send to E-Cruiter a written notice containing the dissenting shareholder's name and address, the number and class of shares in respect of which the dissenting shareholder dissents and a demand for payment of the fair value of such shares. Within 30 days of submitting the notice, the shareholder must send the relevant share certificates to E-Cruiter. At the time the dissenting shareholder sends the notice which requires E-Cruiter to purchase the shareholder's shares, the shareholder ceases to have any rights as a shareholder except the right to be paid the fair value of the shares, unless the dissenting shareholder withdraws the notice before E-Cruiter makes an offer to pay fair value for the shares or the directors revoke the resolution authorizing the amendments to the articles if the directors are authorized to do so. If the resolution is revoked, the shareholder's rights as a shareholder are reinstated as of the date on which the notice was sent.

           E-Cruiter is required to send a written offer to dissenting shareholders offering to pay an amount considered by the directors to be the fair value of the shares or to notify the dissenting shareholders that E-Cruiter


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

cannot lawfully pay for the shares. If a dissenting shareholder fails to accept the offer, then the issue of fair value is submitted to a court for determination.


                                   CERTIFICATE
                                   -----------

           The contents of this Management Proxy Circular, and the sending of it to the holders of shares of E-Cruiter to each director of E-Cruiter and to the appropriate governmental agencies have been approved by the Board.

DATED at Ottawa, Ontario, this 28th day of September, 2001.

BY ORDER OF THE BOARD


Signed by:

/s/J. Gerard Stanton

J. Gerard Stanton
Chairman













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

                                   EXHIBIT "A"
                                   -----------

                               SPECIAL RESOLUTION
                               ------------------

BE IT RESOLVED THAT:

      1. the articles of the Corporation be amended to change the name of the Corporation from E-Cruiter.com Inc. to Workstream Inc., or, if such name is not acceptable to the Director under the Canada Business Corporations Act, such other name to be chosen by the directors of the Corporation and which is acceptable to the Director under the Canada Business Corporations Act;

      2. any officer or director of the Corporation is hereby authorized and directed from time to time for and on behalf of the Corporation to execute all such other documents and to do all such other acts as in his discretion may be necessary or desirable to give effect to the foregoing including, without limitation, the delivery of articles of amendment in the prescribed form to the Director appointed under the Canada Business Corporations Act; and

      3. notwithstanding the foregoing, the directors of the Corporation may, without further approval of the shareholders of the Corporation, revoke this resolution at any time before the certificate of amendment to be issued by such Director upon receipt of such articles of amendment becomes effective.











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